
02036406
PE 5.8.02


SEC MAIL
RECEIVED
PROCESSING
MAY 15 2002
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 8, 2002

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Weizmann Science Park
P.O. Box 266
Rehovot 76100
Israel
(Address of principal executive offices)


PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X_______ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No _____X

Attached hereto as Exhibit 1, and incorporated by reference herein, is the Minutes of an Extraordinary Shareholders Meeting, dated May 8, 2002 of Nova Measuring Instruments Ltd. (the "Registrant").

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.

May 8, 2002



Giora Dishon, President
and Chief Executive Officer